UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2020

DIGITAL REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-32336	26-0081711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Embarcadero Center, Suite 3200 San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)

(415) 738-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	DLR	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Stock	DLR Pr C	New York Stock Exchange
Series G Cumulative Redeemable Preferred Stock	DLR Pr G	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock	DLR Pr I	New York Stock Exchange
Series J Cumulative Redeemable Preferred Stock	DLR Pr J	New York Stock Exchange
Series K Cumulative Redeemable Preferred Stock Series L Cumulative Redeemable Preferred Stock	DLR Pr K DLR Pr L	New York Stock Exchange New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

A special meeting of the stockholders of Digital Realty Trust, Inc., a Maryland corporation (the “Company”), was held on February 27, 2020 (the “Special Meeting”). At the close of business on January 7, 2020, the record date for the Special Meeting, there were 208,538,827 shares of the Company’s common stock outstanding and entitled to vote. Holders of 183,739,422 shares of common stock, representing a like number of votes, were present at the Special Meeting, either in person or by proxy. Set forth below are the voting results from the Special Meeting.

Proposal 1. To approve the issuance of shares of common stock of the Company to be paid by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands and an indirect subsidiary of the Company (“Buyer”), to the shareholders of InterXion Holding N.V., a public limited liability company organized under the laws of the Netherlands (“INXN”), in connection with the transactions (including the offer, post-offer reorganization and settlement of INXN equity-based awards) contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended on January 23, 2020 and as it may be further amended from time to time, by and among the Company, INXN and Buyer (the “Purchase Agreement”).

Votes For	Votes Against	Abstentions
183,386,648	233,030	119,744

Proposal 2. To approve one or more adjournments of the Special Meeting to another date, time or place, if necessary or appropriate to solicit additional proxies in favor of the proposal to approve the issuance of shares of the Company’s common stock in connection with the transactions contemplated by the Purchase Agreement.

Votes For	Votes Against	Abstentions
172,301,141	11,304,055	134,226

No other proposals were submitted to a vote of the Company’s stockholders at the Special Meeting.

Item 8.01.	Other Events.

On February 28, 2020, the Company issued a press release announcing the voting results of the Special Meeting and providing additional details regarding the exchange offer by Buyer (the “Exchange Offer”), to purchase all outstanding ordinary shares of INXN. A copy of that press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On February 28, 2020, the Company and INXN received approval from the French Ministry of Economy and Finance, the foreign investment regulatory authority, with respect to the transactions contemplated by the Purchase Agreement. As a result, the Company and INXN have obtained all regulatory approvals required under the Purchase Agreement, and the condition of the Exchange Offer relating to the receipt of certain required regulatory approvals has been satisfied.

The consummation of the transactions contemplated by the Purchase Agreement remains subject to customary closing conditions.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release issued by Digital Realty Trust, Inc. dated February 28, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

On December 6, 2019, Digital Realty Trust, Inc. (“DLR”) filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020 and DLR has mailed a definitive proxy statement/prospectus to shareholders of DLR and DLR has caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and INXN has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer (the “Exchange Offer”) by Digital Intrepid Holding B.V., a subsidiary of DLR, to purchase all INXN outstanding ordinary shares (“INXN Shares”) which commenced on January 29, 2020. The solicitation and offer to purchase the INXN Shares will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or INXN may file with the SEC and send to DLR’s stockholders or INXN’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INXN TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INXN WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DLR, INXN AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and INXN with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from INXN’s website (http://www.interxion.com) or by contacting INXN’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

DLR cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, INXN and the combined company. These forward-looking statements include, among other things, statements about the exchange offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and INXN operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and INXN. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) INXN’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2020

Digital Realty Trust, Inc.

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills Executive Vice President, General Counsel and Secretary

Exhibit 99.1

Digital Realty Shareholders Approve Combination with InterXion

SAN FRANCISCO, February 28, 2020 – Digital Realty (NYSE: DLR), a leading global provider of data center, colocation and interconnection solutions, announced today its shareholders approved all proposals related to the previously announced pending combination with InterXion (NYSE: INXN), a leading provider of carrier- and cloud-neutral colocation data center services in Europe.

“We were gratified by the overwhelming shareholder support for the combination, with over 90% of votes cast by both sets of shareholders in favor of the proposals necessary to consummate the combination,” said Digital Realty Chief Executive Officer A. William Stein. “We look forward to completing the exchange offer and closing the transaction in short order. Together with InterXion, we will be even better positioned to enable customers to solve for the full spectrum of data center requirements across a global platform, and we are confident the combination of our two organizations will significantly enhance our ability to create long-term value for the customers, shareholders and employees of both companies.”

Regulatory Approval Update

Earlier this morning, Digital Realty and InterXion received approval for the transactions contemplated by the Purchase Agreement from the French Ministry of Economy and Finance, the foreign investment regulatory authority. As a result, all regulatory approvals required under the Purchase Agreement have now been obtained, and the condition of the Exchange Offer related to receipt of required regulatory approvals has been satisfied.

Opportunity for InterXion Shareholders to Receive Digital Realty’s Declared Quarterly Dividend

Earlier this week, Digital Realty’s Board of Directors authorized a common stock cash dividend of $1.12 per share to common stockholders of record as of the close of business on March 17, 2020. If 80% or more of outstanding InterXion shares on a fully-diluted and as-converted basis are tendered by the expiration of the initial offering period and all other required conditions are satisfied as described below, tendering InterXion shareholders should be holders of record of Digital Realty stock as of the record date and have the opportunity to receive the first-quarter dividend.

If the initial offering period is extended for any reason, InterXion shareholders would not be expected to become holders of record of Digital Realty common stock by the close of business on March 17, 2020, and consequently would not be entitled to receive the first-quarter dividend in any closing of the offer.

Anticipated Timing for Completion of the Offer

Digital Realty expects to complete the pending exchange offer for all outstanding ordinary shares of InterXion as soon as reasonably practicable. Subject to satisfaction of the remaining required conditions, if 80% or more of the outstanding InterXion shares on a fully-diluted and as-converted basis are validly tendered and not withdrawn at the expiration of the initial offering period, Digital Realty expects to accept the validly tendered shares as early as March 9, 2020, with the post-offer reorganization transactions to be completed as soon as practicable after the expiration of any subsequent offering period.

Offer Expiration

Unless the offer is extended, the initial offering period will expire at 12:01 a.m. EDT on March 9, 2020. (In other words, one minute after midnight on Sunday night / Monday morning. Please note, the Depository Trust Company and the exchange agent are closed on Saturdays and Sundays.) InterXion shareholders are encouraged to validly tender their shares before the close of normal New York business hours on Friday, March 6, 2020. No guaranteed delivery procedures apply.

Lowering the Minimum Condition

The offer is conditioned upon receipt by Digital Intrepid Holding B.V. (“Buyer”), a subsidiary of Digital Realty Trust, Inc., of a number of InterXion shares having been validly tendered and not withdrawn that would allow Buyer to acquire at least 80% of the outstanding InterXion shares on a fully-diluted and as-converted basis at the closing of the offer.

If less than 80% but more than 66 2/3% of the outstanding InterXion shares are tendered in the initial offering period, Digital Realty or Buyer may elect to reduce the minimum condition to 66 2/3% of the outstanding InterXion shares on a fully-diluted and as-converted basis, in which case the offer shall be extended for at least five business days (and no subsequent offering period will be provided).

Digital Realty or Buyer may also reduce the minimum condition to 66 2/3% prior to the expiration of the initial offering period (in which case a subsequent offering period will be provided). Digital Realty or Buyer may reduce the minimum condition below 66 2/3% with prior written consent from InterXion, subject to compliance with applicable laws.

Treatment of Untendered Shares after the Offer

As promptly as practicable following the later of the time at which Buyer accepts the tendered InterXion shares and the expiration of any applicable subsequent offering period, the parties shall initiate the post-offer reorganization.

If less than 95% of the outstanding InterXion shares are acquired by Buyer in the offer, the post-offer reorganization will result in non-tendering holders of InterXion receiving shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to a liquidation distribution (rather than the offer). Non-tendering holders of InterXion shares who receive shares of Digital Realty common stock (and/or cash in lieu of fractional shares of Digital Realty common stock) pursuant to the liquidation distribution generally will be subject to a 15% Dutch dividend withholding tax.

If 95% or more of the outstanding InterXion shares are acquired by Buyer in the offer, Buyer will initiate Dutch compulsory acquisition proceedings, which will enable it to acquire the remaining InterXion shares against a cash amount as determined by a competent Dutch court. Non-tendering holders of InterXion shares who receive cash pursuant to Dutch compulsory acquisition proceedings will not be subject to the 15% Dutch dividend withholding tax. However, this process may materially delay non-tendering InterXion shareholders’ receipt of this cash consideration.

Please refer to the offer to purchase for more information and a full description of the summaries above.

About Digital Realty

Digital Realty (NYSE: DLR) supports the data center, colocation and interconnection strategies of customers across the Americas, EMEA and APAC, ranging from cloud and information technology services, communications and social networking to financial services, manufacturing, energy, healthcare and consumer products. To learn more about Digital Realty, please visit digitalrealty.com or follow us on LinkedIn, Twitter, Facebook, Instagram and YouTube.

For Additional Information

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Investor Relations

John J. Stewart

(415) 738-6500

InvestorRelations@digitalrealty.com

Media Inquiries

John Christiansen / Reze Wong / Celia de Pentheny O’Kelly

Sard Verbinnen & Co

(415) 618-8750

DigitalRealty-SVC@SARDVERB.com

Additional Information and Where to Find It

On December 6, 2019, Digital Realty filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, as amended, among Digital Realty, InterXion Holding N.V. and Buyer, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement was declared effective by the SEC on January 27, 2020. Digital Realty has mailed a definitive proxy statement/prospectus to shareholders of Digital Realty and Buyer filed a Tender Offer Statement on Schedule TO with the SEC on January 29, 2020. InterXion filed a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer on January 29, 2020. The solicitation and offer to purchase the ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement / prospectus, the Schedule TO, the Schedule 14D-9 or the

Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Note Regarding Forward-Looking Statements

Digital Realty cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about the exchange offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and InterXion to obtain the regulatory approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty undertakes no obligation to update or revise any forward-looking statement.